                                                File Nos. 333-
                                                          811-____________


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  FORM N-4

                REGISTRATION STATEMENT UNDER THE SECURITIES
                                 ACT OF 1933                         [ X ]

                         Pre-Effective Amendment No.                 [  ]

                        Post-Effective Amendment No.                 [  ]

                                   and/or
                REGISTRATION STATEMENT UNDER THE INVESTMENT
                            COMPANY ACT OF 1940                      [ X ]

                                Amendment No.
                     (Check appropriate box or boxes)

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                        (Exact Name of Registrant)

                 First SunAmerica Life Insurance Company
                            (Name of Depositor)

                            1 SunAmerica Center
                    Los Angeles, California 90067-6022
          (Address of Depositor's Principal Offices) (Zip Code)

     Depositor's Telephone Number, including Area Code: (310) 772-6000

                           Susan L. Harris, Esq.
                 First SunAmerica Life Insurance Company
                            1 SunAmerica Center
                    Los Angeles, California 90067-6022
                 (Name and Address of Agent for Service)

Approximate date of commencement of proposed public offering: As soon as practicable after the effective date of this registration.

        _____ immediately upon filing pursuant to paragraph (b) of Rule 485
        _____ on (date) pursuant to paragraph (b) of Rule 485
        _____ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
        _____ on (date) pursuant to paragraph (a)(1) of Rule 485

The Registrant hereby elects pursuant to Rule 24f-2 under the Investment Company Act of 1940 to register an indefinite amount of securities by this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      FS VARIABLE ANNUITY ACCOUNT FIVE

                           Cross Reference Sheet

                            PART A - PROSPECTUS
                            -------------------
Item Number in Form N-4                         Caption
-----------------------                         -------

1.      Cover Page............................. Cover Page

2.      Definitions............................ Glossary of Terms

3.      Synopsis............................... Profile; Seasons Variable
                                                Annuity Fee Tables;
                                                Examples

4.      Condensed Financial Information........ Not applicable

5.      General Description of Registrant,
        Depositor and Portfolio Companies...... Investment Options;
                                                Other Information

6.      Deductions............................. Expenses

7.      General Description of
        Variable Annuity Contracts............. The Seasons Variable
                                                Annuity; Annuity Income
                                                Options; Purchasing a
                                                Seasons Variable Annuity;
                                                Access to Your Money

8.      Annuity Period......................... Annuity Income Options

9.      Death Benefit.......................... Death Benefit

10.     Purchases and Contract Value........... Purchasing a Seasons
                                                Variable Annuity; Access
                                                to Your Money

11.     Redemptions............................ Access to Your Money

12.     Taxes.................................. Taxes

13.     Legal Proceedings...................... Other Information

14.     Table of Contents of Statement
        of Additional Information.............. Other Information

                PART B - STATEMENT OF ADDITIONAL INFORMATION

        Certain information required in part B of the Registration Statement has been included within the prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

Item Number in Form N-4                         Caption
-----------------------                         -------

15.     Cover Page............................. Cover Page

16.     Table of Contents...................... Table of Contents

17.     General Information and History........ Other Information(P)

18.     Services............................... Expenses(P); Other
                                                Information(P)

19.     Purchase of Securities Being Offered... Purchasing a Seasons
                                                Variable Annuity(P)

20.     Underwriters........................... Other Information(P)

21.     Calculation of Performance Data........ Performance Data

22.     Annuity Payments....................... Annuity Income
                                                Options(P); Annuity Unit
                                                Values; Annuity Payments

23.     Financial Statements................... Other Information(P)

                             [Seasons Logo]

                                 PROFILE


                      _______________________, 1998

This Profile is a summary of some of the more important points you should know and consider before purchasing the Seasons Variable Annuity. The sections in this Profile correspond to sections in the accompanying prospectus which discuss the topics in more detail. The annuity is more fully described in the prospectus. Please read the prospectus carefully.

THE SEASONS VARIABLE ANNUITY

The Seasons Variable Annuity is a contract between you and First SunAmerica Life Insurance Company. It is designed to help you save on a tax-deferred basis and diversify your investments among asset classes and managers to meet long-term financial goals, such as retirement funding. Tax deferral means all your money, including the amount you would otherwise pay in current income taxes, remains in your contract to generate more earnings. Your money could grow faster than it would in a comparable taxable investment.

The Seasons Variable Annuity helps you meet these goals by offering four variable investment STRATEGIES which are managed by five different professional investment managers. The value of any portion of your contract allocated to the STRATEGIES will fluctuate up or down based on the performance of the STRATEGIES you select, and you may experience a loss. Six fixed investment options, each for a different length of time and offering different interest rates that are guaranteed by First SunAmerica, are also available under the contract.

The STRATEGIES and fixed investment options are designed to be used together in order to achieve your desired investment goals. You may put money into any of the STRATEGIES and/or fixed investment options. You may transfer between STRATEGIES and/or the fixed investment options four times per year without charge.

Like most annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. Your earnings are based on the investment performance of the STRATEGY or STRATEGIES to which your money is allocated and/or the interest rate earned on the fixed investment options. You may withdraw money from your contract during the Accumulation Phase. However, as with other tax-deferred investments, you will pay taxes on earnings and untaxed contributions when you withdraw them. An IRS tax penalty may apply if you make withdrawals before age 59 1/2. During the Income Phase, you will receive payments from your annuity. Your payments may be fixed in dollar amount, vary with investment performance or be a combination of both, depending on where your money is allocated. Among other factors, the amount of money you are able to accumulate in your contract during the Accumulation Phase will determine the amount of your payments during the Income Phase.

ANNUITY INCOME OPTIONS

You can select from one of five annuity income options:

        (1)     payments for your lifetime;
        (2)     payments for your lifetime and your survivor's lifetime;
        (3) payments for your lifetime and your survivor's lifetime, but for not less than 10 years;
        (4) payments for your lifetime, but for not less than 10 or 20 years; and
        (5)     payments for a specified period of 5 to 30 years.

You will also need to decide if you want your payments to fluctuate with investment performance or remain constant, and the date on which your payments will begin. Once you begin receiving payments, you cannot change your annuity income option. If your contract is part of a non-qualified retirement plan (one that is established with after-tax dollars), payments during the Income Phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable as income. For contracts that are part of a qualified retirement plan using before-tax dollars, the entire payment is taxable as income.

PURCHASING A SEASONS VARIABLE ANNUITY

You can buy a contract through your financial representative, who can also help you complete the proper forms. For Non-Qualified contracts the minimum initial investment is $5,000. For Qualified contracts the minimum initial investment is $2,000. You can add $500 or more to your contract at any time during the Accumulation Phase.

INVESTMENT OPTIONS

You can put your money into any one or more of the four multi-manager variable investment STRATEGIES and/or one or more of the six fixed investment options. The fixed investment options offer fixed rates of interest for specified lengths of time.

Each STRATEGY has a different investment objective and uses an asset allocation investment approach, investing in a combination of underlying investment portfolios that in turn invest in a combination of stocks, bonds and cash in varying degrees to achieve its investment objective. The four investment STRATEGIES are:

                                 Growth
                             Moderate Growth
                             Balanced Growth
                           Conservative Growth

Each STRATEGY invests in three underlying investment portfolios. The underlying investment portfolios are managed by the following five investment managers:

                   Putnam Investment Management, Inc.
                     T. Rowe Price Associates, Inc.
                        Janus Capital Corporation
                    SunAmerica Asset Management Corp.
                   Wellington Management Company, LLP

EXPENSES

Each year we deduct a $30 contract administration fee on your contract anniversary. We currently waive this fee if your contract value is at least $50,000. We also deduct insurance charges which amount to 1.40% annually of the average daily value of your contract allocated to the STRATEGIES. The insurance charges include Mortality and Expense Risk, 1.25% and Distribution Expense, .15%.

There are also investment charges and other expenses if you put money into the STRATEGIES, which may range from 1.12% to 1.25%. Investment charges may be more or less than the percentages reflected here.

If you take money out in excess of the amount allowed for in your contract, you may be assessed a withdrawal charge that is a percentage of the money you withdraw. The percentage declines with each year the money is in the contract as follows:

        Year 1........7%                Year 5........4%
        Year 2........6%                Year 6........3%
        Year 3........6%                Year 7........2%
        Year 4........5%                Year 8........0%

Additionally, if you take money out of a multi-year fixed investment option before the end of the selected period, you may be assessed an adjustment which could increase or decrease the value of your contract.

If you transfer among the STRATEGIES and/or fixed investment options more than four times per year, you will be charged a $25 dollar transfer fee for each subsequent transfer.

The following chart is designed to help you understand the charges in your contract. The column "Total Annual Charges" shows the total of the $30 contract administration charge, the 1.40% insurance charges and the investment charges for each STRATEGY. We converted the contract administration charge to a percentage (.10%) using an assumed contract size of $30,000. The actual impact of this charge on your contract may differ from this percentage.

The examples assume that you invested $1,000 in a STRATEGY which earns 5% annually and that you withdrew your money at the end of a 1 year period and at the end of a 10 year period. For year 1, the total annual charges are assessed as well as the withdrawal charge. For year 10, the example reflects the total annual charges but there is no withdrawal charge. The annual investment related charges reflect the waiver or reimbursement of expenses by the investment adviser. No premium taxes are reflected. Please see the Fee Tables in the prospectus for more detailed information regarding the fees and expenses incurred under the contract.


                                                                                 EXAMPLES
                      Total Annual      Total Annual                      Total           Total
                       Insurance         Investment       Total          Expenses        Expenses
                        Related           Related         Annual         at end of       at end of
STRATEGY                Charges           Charges         Charges         1 YEAR         10 YEARS
Growth              1.50% (1.40% + .10%)   1.25%          2.75%            $98             $308
Moderate Growth     1.50% (1.40% + .10%)   1.21%          2.71%            $97             $304
Balanced Growth     1.50% (1.40% + .10%)   1.17%          2.67%            $97             $300
Conservative Growth 1.50% (1.40% + .10%)   1.12%          2.62%            $97             $295

TAXES

Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts earned in a Non-Qualified contract (one that is established with after-tax dollars) are deferred until they are withdrawn. In a Qualified contract (one that is established with before-tax dollars), all amounts are taxable when they are withdrawn.

When you begin taking distributions or withdrawals from your contract, earnings are considered to be taken out first and will be taxed at your ordinary income tax rate. You may be subject to a 10% IRS tax penalty for distributions or withdrawals before age 59 1/2.

ACCESS TO YOUR MONEY

Withdrawals may be made from your contract in the amount of $1,000 or more. Each year, you can take out up to 10% of the total amount you invested without charge. Withdrawals in excess of the 10% will be assessed a withdrawal charge as described above. If you withdraw your entire contract value you will not receive the benefit of any free withdrawal amount. After your money has been in the contract for seven full years, there are no withdrawal charges on that portion of the money that you have invested for at least seven full years. Of course, you may also have to pay income tax and a 10% IRS tax penalty may apply if you are under age 59 1/2. Additionally, withdrawal charges are not assessed when a death benefit is paid.

PERFORMANCE

As of the date of the prospectus, the sale of Seasons contracts had not begun. Therefore, no performance data is presented here.

DEATH BENEFIT

If you should die during the Accumulation Phase, your beneficiary will receive a death benefit. The death benefit is the greater of:

        (1)     the value of your contract,
        (2)     the money you put in less any withdrawals, or
        (3) the maximum of the anniversary values prior to your 81st birthday. The anniversary value is equal to the value of your contract on each contract anniversary less any withdrawals plus any additional money you put in since that anniversary.

OTHER INFORMATION

Free Look: You may cancel your contract within 10 days of receipt by mailing it to our Annuity Service Center. Your contract will be treated as void on the date we receive it and we will pay you an amount equal to the value of your contract. Its value may be more or less than the money you initially invested. Thus, the investment risk is borne by you during the free look period.

Systematic Withdrawal Program: If selected by you, this program allows you to receive either monthly, quarterly, semi-annual or annual checks during the Accumulation Phase. Systematic withdrawals may also be electronically wired to your bank account. Of course, withdrawals during the Accumulation Phase may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2.

Dollar Cost Averaging: If selected by you, this program allows you to invest gradually into one or more of the STRATEGIES.

Principal Advantage Program: If selected by you, this program allows you to put money in a fixed investment option and one or more STRATEGIES and we will guarantee that the portion allocated to the fixed investment option will grow to equal your principal investment when it is allocated in accordance with the program.

Automatic Payment Plan: You can add to your contract directly from your bank account with as little as $50 per month.

Confirmations and Quarterly Statements: You will receive a confirmation of each transaction within your contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your account values.

INQUIRIES

If you have questions about your contract or need to make changes, call your financial representative or contact us at:

        First SunAmerica Life Insurance Company
        Annuity Service Center
        P.O. Box 54299
        Los Angeles, California  90054-0299
        800/99NY-SUN

        If money accompanies your correspondence, you should direct it to:

        First SunAmerica Life Insurance Company
        P.O. Box 100357
        Pasadena, California  91189-0357

               ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                                issued by
                    FS VARIABLE ANNUITY ACCOUNT FIVE
                                   and
                 FIRST SUNAMERICA LIFE INSURANCE COMPANY

The annuity contract has 10 investment choices - 6 fixed investment options which offer interest rates guaranteed by First SunAmerica for different periods of time and 4 variable investment STRATEGIES:

                                 GROWTH
                             MODERATE GROWTH
                             BALANCED GROWTH
                           CONSERVATIVE GROWTH

              which invest in the underlying portfolios of
                          SEASONS SERIES TRUST
                          which is managed by:

                   PUTNAM INVESTMENT MANAGEMENT, INC.
                     T. ROWE PRICE ASSOCIATES, INC.
                        JANUS CAPITAL CORPORATION
                    SUNAMERICA ASSET MANAGEMENT CORP.
                   WELLINGTON MANAGEMENT COMPANY, LLP

You can put your money into any one or all of the STRATEGIES and/or fixed investment options.

Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the Seasons Variable Annuity.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated ________________, 1998. The SAI has been filed with the Securities and Exchange Commission ("SEC")and is incorporated by reference into this prospectus. The table of contents of the SAI appears on page 21 of this prospectus. For a free copy of the SAI, call us at 800/99NY-SUN or write us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

ANNUITIES INVOLVE RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
--------------------------------------------------

Glossary of Terms................................................3
Seasons Variable Annuity Fee Table...............................4
        Owner Transaction Expenses...............................4
        Annual Separate Account Expenses.........................4
        Investment Portfolio Expenses............................4
        Investment Portfolio Expenses by STRATEGY................5
Examples.........................................................5
The Seasons Variable Annuity.....................................6
Annuity Income Options...........................................6
        Options..................................................7
        Allocation of Annuity Payments...........................7
        Variable Annuity Payments................................7
        Transfers During the Income Phase........................8
        Deferment of Payments....................................8
Purchasing a Seasons Variable Annuity............................8
        Allocation of Purchase Payments..........................8
        Accumulation Units.......................................8
        Free Look................................................9
Investment Options...............................................9
        Variable Investment Options: The STRATEGIES..............9
        STRATEGY Rebalancing.....................................12
        Fixed Investment Options.................................12
        Transfers During the Accumulation Phase..................13
        Dollar Cost Averaging Program............................14
        Principal Advantage Program..............................14
        Voting Rights............................................15
        Substitution.............................................15
Expenses.........................................................15
        Insurance Charges........................................15
        Investment Charges.......................................16
        Contract Maintenance Fee.................................16
        Withdrawal Charge........................................16
        Transfer Fee.............................................16
        Income Taxes.............................................16
        Reduction or Elimination of Certain Charges..............17
Taxes............................................................17
        Annuity Contracts in General.............................17
        Tax Treatment of Distributions - Non-Qualified Contracts.17
        Tax Treatment of Distributions - Qualified Contracts.....17
        Diversification..........................................18
        Access to Your Money.....................................18
        Systematic Withdrawal Program............................18
        Suspension of Payments...................................19
        Minimum Contract Value...................................19
Performance......................................................19
Death Benefit....................................................19
Other Information................................................20
        First SunAmerica.........................................20
        The General Account......................................20
        The Separate Account.....................................20
        Legal Proceeding.........................................21
        Custodian................................................21
        Statement of Additional Information......................21
        Table of Contents for Statement of Additional Information21
        Distribution.............................................21
        Administration...........................................21
        Other Information about First SunAmerica.................22
Selected Financial Information...................................25
Management Discussion and Analysis...............................26
Independent Accountants..........................................27
Financial Statements.............................................27
Report of Independent Accountants................................28
Appendix A.......................................................29

GLOSSARY OF TERMS
--------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them below:

Accumulation Phase - The period during which you invest money in your contract.

Accumulation Units - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

Annuitant(s) - The person(s) on whose life (lives) we base annuity payments.

Annuity Date - The date on which annuity payments are to begin, as selected by you.

Beneficiary(ies) - The person(s) designated to receive any benefits under the contract if you die.

Income Phase - The period during which we make annuity payments to you.

IRS - The Internal Revenue Service.

Non-Qualified (contract) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

Purchase Payments - The money you give us to buy a contract, as well as any additional money you give us to invest after you own it.

Qualified (contract) - A contract purchased with pre-tax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

STRATEGY(IES) - A sub-account of FS Variable Annuity Account Five that provides for the variable investment options available under the contract. Each STRATEGY has its own investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust.

SEASONS VARIABLE ANNUITY FEE TABLES
--------------------------------------------------

OWNER TRANSACTION EXPENSES

Withdrawal Charge as a percentage of Purchase Payments:

        Year 1........7%        Year 5........4%
        Year 2........6%        Year 6........3%
        Year 3........6%        Year 7........2%
        Year 4........5%        Year 8........0%

Contract Maintenance Charge.....$30 each year
Transfer Fee....................No charge for first 4 transfers each year; thereafter, the fee is $25 per
                                transfer

ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of daily net asset value)

Mortality Risk Charge...................0.90%
Expense Risk Charge.....................0.35%
Distribution Expense Charge.............0.15%
                                        -----
  Total Separate Account Expenses.......1.40%

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of daily net asset value of each investment portfolio after reimbursement of expenses.)*


                                         MANAGEMENT       OTHER          TOTAL ANNUAL
PORTFOLIO                                   FEE          EXPENSES         EXPENSES
---------                                ----------     ----------       -----------
Stock                                      .85%            .36%             1.21%
Asset Allocation:Diversified Growth        .85%            .36%             1.21%
Multi-Managed Growth                       .89%            .40%             1.29%
Multi-Managed Moderate Growth              .85%            .36%             1.21%
Multi-Managed Income/Equity                .81%            .33%             1.14%
Multi-Managed Income                       .77%            .29%             1.06%

* The percentages set forth above are based on estimated amounts for the current fiscal year.

The Investment Portfolio Expenses table set forth above identifies the total investment expenses charged by the underlying investment portfolios of the Seasons Series Trust. Each STRATEGY invests in a combination of three of these underlying investment portfolios in varying percentages. When you invest in a STRATEGY, you will incur a portion of these total investment expenses that corresponds to the percentage of said STRATEGY invested in the underlying investment portfolio. The total investment portfolio expenses for each STRATEGY are shown in the next table, proportionately combined based on how much of each underlying investment portfolio is allocated to the contract values in the STRATEGY after the rebalancing described on page 12. However, the actual investment portfolio expenses incurred by contract owners within a STRATEGY will vary depending upon the daily net asset value of each investment portfolio in which such STRATEGY is invested.

THE ABOVE INVESTMENT PORTFOLIO EXPENSES WERE PROVIDED BY SEASONS SERIES TRUST. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

INVESTMENT PORTFOLIO EXPENSES BY STRATEGY
(based on the total annual expenses of the underlying investment portfolios reflected above, after reimbursement of expenses)**



                        MANAGEMENT        OTHER         TOTAL ANNUAL
STRATEGY                   FEE           EXPENSES         EXPENSES
--------                ----------       --------       ------------
Growth                     .87%            .38%             1.25%
Moderate Growth            .85%            .36%             1.21%
Balanced Growth            .83%            .34%             1.17%
Conservative Growth        .80%            .32%             1.12%

** The percentages set forth above are based on estimates for the current fiscal year.

EXAMPLES

You will pay the following expenses on a $1,000 investment in each STRATEGY, assuming a 5% annual return on assets and:

        (a) surrender of the contract at the end of the stated time period;
        (b) if the contract is not surrendered or annuitized.

                              TIME PERIODS
STRATEGY                1 YEAR          3 YEARS
--------                ------          -------
Growth                  (a) $98         (a) $145
                        (b) $28         (b) $ 85
Moderate Growth         (a) $97         (a) $144
                        (b) $27         (b) $ 84
Balanced Growth         (a) $97         (a) $143
                        (b) $27         (b) $ 83
Conservative Growth     (a) $97         (a) $141
                        (b) $27         (b) $ 81

        Explanation of Fee Tables and Examples

1. The purpose of the Fee Tables is to show you the various expenses you will incur directly and indirectly by investing in the contract. The example reflects owner transaction expenses, separate account expenses and investment portfolio expenses by STRATEGY.

2. For certain investment portfolios in which the STRATEGIES invest, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the following percentages of each investment portfolio's average net assets:
        Stock and Asset Allocation: Diversified Growth Portfolios: 1.21%; Multi-Managed Growth: 1.29%; Multi-Managed Moderate Growth: 1.21%; Multi-Managed Income/Equity: 1.14%, Multi-Managed Income: 1.06%. The adviser also may voluntarily waive or reimburse additional amounts to increase an investment portfolio's investment return. All waivers and/or reimbursements may be terminated at any time. Furthermore, the adviser may recoup any waivers or reimbursements within the following two years, provided that the investment portfolio is able to make such payment and remain in compliance with the foregoing expense limitations.

3. The Examples assume that no transfer fees were imposed. Premium taxes are not reflected.

4. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

AS OF THE DATE OF THIS PROSPECTUS, THE SALE OF SEASONS HAD NOT BEGUN AND THE STRATEGIES DID NOT HAVE ANY ASSETS. THEREFORE, NO CONDENSED FINANCIAL INFORMATION IS PRESENTED HERE.

THE SEASONS VARIABLE ANNUITY
--------------------------------------------------

An annuity is a contract between you (the owner) and an insurance company. The contract provides tax deferral for your earnings, as well as a death benefit and guaranteed income in the form of annuity payments beginning on a date you select. Until you decide to begin receiving annuity payments, your annuity is in the Accumulation Phase. Once you begin receiving annuity payments, your contract switches to the Income Phase. If you die during the Accumulation Phase, the insurance company guarantees a death benefit to your Beneficiary. The Seasons Variable Annuity is issued by First SunAmerica Life Insurance Company ("First SunAmerica").

During the Accumulation Phase, the value of your annuity benefits from tax deferral. This means your earnings accumulate on a tax-deferred basis until you take money out of your contract. The Income Phase occurs when you begin to receive annuity payments. You select the date on which annuity payments are to begin.

The contract is called a variable annuity because you can choose among four variable investment STRATEGIES, which invest in underlying investment portfolios managed by five investment managers. Depending upon market conditions, you can make or lose money in any of these STRATEGIES. If you allocate money to the STRATEGIES, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the STRATEGIES you select. The amount of the annuity payments you receive during the Income Phase from the variable portion of your contract also depends upon the investment performance of the STRATEGIES you select for the Income Phase.

The contract also offers six fixed investment options. Your money will earn interest at the rate guaranteed by First SunAmerica for the period of time you agree to leave your money in the fixed investment option. We currently offer fixed investment options for periods of 1, 3, 5, 7 and 10 years and a 1-year DCA account option specifically for the Dollar Cost Averaging Program. If you allocate money to a fixed investment option, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the total interest credited to your contract. An adjustment to your contract will apply to withdrawals or transfers from the multi-year fixed investment options prior to the end of the selected guarantee period. The amount of annuity payments you receive during the Income Phase from the fixed portion of your contract will remain level for the entire Income Phase.

ANNUITY INCOME OPTIONS
--------------------------------------------------

When you switch to the Income Phase, you will receive regular income payments under the contract. Annuity payments will be made on a monthly basis unless you request in writing that payments be made on a quarterly, semiannual or annual basis. You can choose to have your annuity payments sent to you by check or electronically wired to your bank.

You select the date on which annuity payments are to begin, which must be the first day of a month at least two years after the date your contract is issued. We call this the Annuity Date. You may change your Annuity Date at least seven days prior to the date that your payments are to begin. However, annuity payments must begin by your 90th birthday. If no Annuity Date is selected, annuity payments will begin on your 90th birthday. It is possible that the contract would not be treated as an annuity and you may incur adverse tax consequences if the Annuity Date is past your 85th birthday,

The Annuitant is the person on whose life annuity payments are based. You may change the Annuitant at any time prior to the Annuity Date if you are an individual designated as the owner of the contract. You may also designate a second person on whose life annuity payments are based. If the Annuitant dies before the Annuity Date, you must notify us and designate a new Annuitant. Otherwise, the annuity payments will be based on your life.

If you do not choose an annuity option, annuity payments will be made in accordance with option 4 (below) for 10 years. If the annuity payments are for joint lives, then we will make payments in accordance with option 3. We may pay the annuity in one lump sum if your contract is less than $5,000. Likewise, if your annuity payments would be less than $50 a month, we have the right to change the frequency of your payment to be quarterly, semi-annual or annual so that your annuity payments are at least $50. Annuity payments will be made to you unless you designate another person to receive them. In that case,
                                    6
you must notify us in writing at least 30 days before the Annuity Date. You will remain fully responsible for any taxes related to annuity payments.

Options
-------

The contract offers 5 annuity income options. Other annuity income options may be available in the future.

        Option 1 - Life Income

Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

        Option 2 - Joint and Survivor Annuity

Under this option, we will make annuity payments as long as the Annuitant and a designated second person are alive. Upon the death of either person, we will continue to make annuity payments so long as the survivor is alive. You choose the amount of the annuity payments to the survivor, which can be equal to 100%, 66.66% or 50% of the full amount. Annuity payments stop upon the death of the survivor.

        Option 3 - Joint and Survivor Life Annuity with 10 Years
                   Guaranteed

This option is similar to option 2 above, with the additional guarantee that payments will be made for at least 10 years. If the Annuitant and survivor die before all guaranteed payments have been made, the rest will be made to the Beneficiary.

        Option 4 - Life Annuity with 10 or 20 Years Guaranteed

This option is similar to option 1 above, with the additional guarantee that payments will be made for at least 10 or 20 years, as selected by you. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary.

        Option 5 - Income for a Specified Period

Under this option, we will make annuity payments for any period of time from 5 to 30 years, as selected by you. However, the period must be for full 12-month periods. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be made to the beneficiary. This option does not contain an element of mortality risk. Therefore, you will not get the benefit of the mortality component of the mortality and expense risk charge if this option is selected.

Allocation of Annuity Payments
------------------------------

On the Annuity Date, if your money is invested in a fixed investment option(s), your annuity payments will be fixed in amount. If your money is invested in a STRATEGY(IES), your annuity payments will vary depending on the investment performance of the STRATEGY(IES) you select. If you have money in the fixed and variable investment options, your annuity payments will be based on the respective allocations. You may not convert between fixed and variable payments once annuity payments begin.

Variable Annuity Payments
-------------------------

If you choose to have any portion of your annuity payments come from the STRATEGIES, the dollar amount of your payment will depend upon three things: (1) the value of your contract in the STRATEGIES on the Annuity Date, (2) the 3.5% assumed investment rate used in the annuity table for the contract and (3) the performance of the STRATEGIES you selected. If the actual performance exceeds the 3.5% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3.5%, your annuity payments will decrease. The SAI contains detailed information and sample calculations.

Transfers During the Income Phase
---------------------------------

Transfers are subject to the same limitations as transfers during the Accumulation Phase. (See "Investment Options - Transfers During the Accumulation Phase"). However, you can only make one transfer each month. You may not transfer money from the fixed investment options to the STRATEGIES or from the STRATEGIES to the fixed investment options during the Income Phase. You may transfer money among the STRATEGIES.

Deferment of Payments
---------------------

We may defer making fixed payments for up to six months, or less if required by state law. Interest will be credited to you during the deferral period.

PURCHASING A SEASONS VARIABLE ANNUITY
--------------------------------------------------

A Purchase Payment is the money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it. You can purchase a Non-Qualified contract with a minimum initial investment of $5,000 and a Qualified contract with a minimum initial investment of $2,000. The maximum we accept is $1,000,000 without our prior approval. Payments in amounts of $500 or more may be added to your contract at any time during the Accumulation Phase. You can make scheduled subsequent Purchase Payments of $50 or more per month by enrolling in the Automatic Payment Plan.

We may refuse any Purchase Payment. In general, we will not issue a Non-Qualified contract to anyone who is older than age 85. We also generally will not issue a Qualified contract to anyone who is age 70 1/2 or older unless you can show that the minimum distributions required by the IRS are being made.

Allocation of Purchase Payments
-------------------------------

When you purchase a contract, you will allocate your Purchase Payment to one or more of the STRATEGIES and/or the fixed investment options. You should specify your allocations on the application. If you make additional Purchase Payments, we will allocate them the same way as your first Purchase Payment unless you tell us otherwise.

Once we receive your Purchase Payment and a complete application at our principal place of business, we will issue your contract and allocate your first Purchase Payment within two business days. If you do not give us all the necessary information, we will contact you to obtain it. If we are unable to complete this process within five business days, we will either send back your money or get your permission to keep it until we get all the necessary information.

Accumulation Units
------------------

The value of the variable portion of your contract will go up or down depending upon the investment performance of the STRATEGY(IES) you select. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.

The value of an Accumulation Unit is determined each day that the New York Stock Exchange ("NYSE") is open. We calculate an Accumulation Unit for each STRATEGY after the NYSE closes each day. We do this by:

        (1) determining the total value of money invested in the particular STRATEGY;

        (2) subtracting from that amount any insurance charges and any other charges such as taxes; and

        (3)     dividing this amount by the number of outstanding
                Accumulation Units.

The value of an Accumulation Unit may go up or down from day to day. When you make a Purchase Payment, we credit


                                    8
<APGE> 16

your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a STRATEGY by the value of the Accumulation Unit for that STRATEGY.

        Example:

        We receive a $25,000 Purchase Payment from you on Wednesday. You want your money to be invested in the Moderate Growth STRATEGY. We determine that the value of an Accumulation Unit for the Moderate Growth STRATEGY is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2252.252 Accumulation Units for the Moderate Growth STRATEGY.

Free Look
---------

If you change your mind about owning the contract, you can cancel it within 10 days after receiving it by mailing it back to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299. You will receive back whatever your contract is worth on the day we receive your request. Its value may be more or less than the money you initially invested. Thus, the investment risk is borne by you during the free look period.

INVESTMENT OPTIONS
--------------------------------------------------

The contract offers variable investment options that we call STRATEGIES and fixed investment options. The contract was designed to meet your varying investment needs over time, a goal that can be achieved by using the STRATEGIES alone or with the fixed investment options in order to lower the risk associated with investing only in a variable investment option.

Variable Investment Options: The STRATEGIES
-------------------------------------------

The contract offers four multi-manager variable investment STRATEGIES, each with a different investment objective. The STRATEGIES are designed to meet investment needs that may change over time and may vary considering factors such as age, goals and risk tolerance. Each STRATEGY is designed to achieve different levels of growth over time.

Each STRATEGY invests in three of the five underlying investment portfolios of the Seasons Series Trust. Which three investment portfolios and the allocation of money among them will vary depending on the objective of the STRATEGY.

Seasons Series Trust is managed by SunAmerica Asset Management Corp. ("SAAMCo"), which is affiliated with First SunAmerica. SAAMCo has engaged sub-advisers to provide investment advice for certain investment portfolios.

The Seasons Series Trust serves as an underlying investment for other variable contracts sold by its affiliate, Anchor National Life Insurance Company. Neither First SunAmerica nor the Seasons Series Trust believes offering shares of the Trust in this manner will be disadvantageous to you. We will monitor the Seasons Series Trust for any conflicts that may arise between contract owners. Additional information is contained in the Seasons Series Trust prospectus.

The underlying investment portfolios of the Seasons Series Trust include the Asset Allocation: Diversified Growth Portfolio, the Stock Portfolio and the Multi-Managed Growth, Multi-Managed Moderate Growth, Multi-Managed Income/Equity and Multi-Managed Income Portfolios (the "Multi-Managed Portfolios").

The Asset Allocation: Diversified Growth Portfolio is managed by Putnam Investment Management, Inc. The Stock Portfolio is managed by T. Rowe Price Associates, Inc. All of the Multi-Managed Portfolios include the same three basic investment components: a growth component managed by Janus Capital Corporation, a balanced component managed by SAAMCo and a fixed income component managed by Wellington Management Company, LLP. The Growth STRATEGY and the Moderate Growth STRATEGY also have an aggressive growth component managed by SAAMCo. The percentage that any one of these components represents in the Multi-Managed Portfolios varies in accordance with each STRATEGY's objective.

INVESTING. THE PROSPECTUS CONTAINS DETAILED INFORMATION ABOUT THE
INVESTMENT PORTFOLIOS AND IS ATTACHED TO THIS PROSPECTUS.

Each STRATEGY uses an asset allocation investment approach to achieve its objective and allocates your money into underlying investment portfolios, which in turn invest in a combination of stocks, both domestic and international, bonds and cash. Although the asset mix within each STRATEGY will vary over time, each STRATEGY has a neutral asset allocation mix, including a cash component that is maintained in order to reflect the anticipated cash holdings required to rebalance each STRATEGY, as reflected on the following pages. Additionally, after the quarterly rebalancing described on page 12, the contract value within each STRATEGY will be allocated to the various underlying investment portfolios in the percentages identified on the following pages.

                                 GROWTH

Goal: Long-term growth of capital, allocating its assets primarily to stocks. This STRATEGY may be best suited for those with longer periods to invest.

                            (pie chart)

                        Stock           80%
                        Bonds           15%
                        Cash             5%

                          UNDERLYING INVESTMENT
                          PORTFOLIOS & MANAGERS

        Asset Allocation: Diversified Growth Portfolio  25%
          Managed by Putnam Investment Management, Inc.

        Stock Portfolio                                 25%
          Managed by T. Rowe Price Associates, Inc.

        Multi-Managed Growth Portfolio                  50%
          Managed by:
            Janus Capital Corporation
            SunAmerica Asset Management Corp.
            Wellington Management Company, LLP

                             MODERATE GROWTH

Goal: Growth of capital through investments in equities, with a secondary objective of conservation of principal by allocating more of its assets to bonds than the Growth STRATEGY. This STRATEGY may be best suited for those nearing retirement years but still earning income.

                             (pie chart)

                        Stocks          70%
                        Bonds           25%
                        Cash             5%

                          UNDERLYING INVESTMENT
                          PORTFOLIOS & MANAGERS

        Asset Allocation: Diversified Growth Portfolio  25%
          Managed by Putnam Investment Management, Inc.

        Stock Portfolio                                 20%
          Managed by T. Rowe Price Associates, Inc.

        Multi-Managed Moderate Growth Portfolio         55%
          Managed by:
            Janus Capital Corporation
            SunAmerica Asset Management Corp.
            Wellington Management Company, LLP


                             BALANCED GROWTH

Goal: Focuses on conservation of principal by investing in a more balanced weighting of stocks and bonds, with a secondary objective of seeking a high total return. This STRATEGY may be best suited for those approaching retirement and with less tolerance for investment risk.

                             (pie chart)

                        Stocks          55%
                        Bonds           40%
                        Cash             5%

                          UNDERLYING INVESTMENT
                          PORTFOLIOS & MANAGERS

        Asset Allocation: Diversified Growth Portfolio  25%
          Managed by Putnam Investment Management, Inc.

        Stock Portfolio                                 20%
          Managed by T. Rowe Price Associates, Inc.

        Multi-Managed Income/Equity Portfolio           55%
          Managed by:
            Janus Capital Corporation
            SunAmerica Asset Management Corp.
            Wellington Management Company, LLP

                           CONSERVATIVE GROWTH

Goal: Capital preservation while maintaining some potential for growth over the long term. This STRATEGY may be best suited for those with lower investment risk tolerance.

                             (pie chart)

                        Stocks          53%
                        Bonds           42%
                        Cash             5%

                          UNDERLYING INVESTMENT
                          PORTFOLIOS & MANAGERS

        Asset Allocation: Diversified Growth Portfolio  25%
          Managed by Putnam Investment Management, Inc.

        Stock Portfolio                                 15%
          Managed by T. Rowe Price Associates, Inc.

        Multi-Managed Income Portfolio                  60%
          Managed by:
            Janus Capital Corporation
            SunAmerica Asset Management Corp.
            Wellington Management Company, LLP

STRATEGY Rebalancing
--------------------

Each STRATEGY is designed to meet its investment objective by allocating a portion of your money to three different investment portfolios. In order to maintain the mix of investment portfolios consistent with each STRATEGY's objective, each STRATEGY within your contract will be rebalanced such that on the first business day of each quarter (or as close to such date as is administratively practicable) it will be allocated among the various investment portfolios according to the percentages set forth above. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. First SunAmerica also reserves the right to rebalance any STRATEGY more frequently if deemed necessary and in no event adverse to the interests of contract owners invested in such STRATEGY. Rebalancing a STRATEGY may involve shifting a portion of assets out of portfolios with higher returns into portfolios with relatively lower returns.

Fixed Investment Options
------------------------

The contract also offers 6 fixed investment options. First SunAmerica will guarantee the interest rate earned on money you allocate to any of these fixed investment options. We currently offer fixed investment options for periods of 1, 3, 5, 7 and 10 years and a 1-year DCA account option for contract owners participating in the Dollar Cost Averaging Program. Interest rates will differ from time to time due to changes in market conditions but will not be less than 3%. The interest rates offered for a specified period for new Purchase Payments may differ from the interest rates offered for money already invested in the fixed investment option. Once an interest rate is established, it will not change during the specified period. The interest rates are set at First SunAmerica's sole discretion.

If you have money allocated to the 1, 3, 5, 7 or 10 year fixed investment options, you can renew for another 1, 3, 5, 7 or 10 year period or put your money into one or more of the STRATEGIES after the end of the period. Unless you specify otherwise before the end of the period, we will keep your money in the fixed investment option for the same period you previously selected. You will receive the interest rate then in effect.

The 1-year fixed investment option and the 1-year DCA account are not registered under the Securities Act of 1933 and are not subject to other provisions of the Investment Company Act of 1940.

        Market Value Adjustment
        -----------------------

NOTE: THE FOLLOWING DISCUSSION APPLIES TO THE 3, 5, 7 AND 10 YEAR FIXED INVESTMENT OPTIONS ONLY AND DOES NOT APPLY TO WITHDRAWALS TO PAY A DEATH BENEFIT OR CONTRACT FEES AND CHARGES.

If you take money out of a multi-year fixed investment option (whether by withdrawal, transfer or annuitization) before the end of the specified period, we will make an adjustment to the value of your contract. This adjustment, called a "market value adjustment," can decrease the value of your contract or increase the amount of money you take out. The market value adjustment reflects the differing interest rate environments between the time you put your money into the fixed investment option and the time you take your money out of the fixed investment option. You may withdraw your money within 30 days following the end of a specified period without incurring a market value adjustment. We will also waive the market value adjustment for payment of the death benefit, amounts withdrawn to pay charges and fees and annuity payments made by virtue of your turning age 90.

We calculate the market value adjustment by comparing the interest rate you received on the money you put into the fixed account against the interest rate we are currently offering to contract owners for the period of time remaining in the specified period. If we do not offer an interest rate for that period, the interest rate will be determined by linear interpolation between interest rates for the two nearest periods that are available.

Generally, if interest rates have dropped between the time you put your money into the fixed account and the time you take it out, there will be a positive adjustment to the value of your contract. Conversely, if interest rates have increased between the time you put your money into the fixed account and the time you take it out, there will be a negative adjustment to the value of your contract.

If the market value adjustment is negative, it will be assessed first against any remaining money allocated to the fixed investment option and then against the money you take out of the fixed account. If the market value adjustment is positive, it will be added to the amount you take out of the fixed account.

Appendix A provides more information about how we calculate the market value adjustment and gives some examples of the impact of the adjustment.

Transfers During the Accumulation Phase
---------------------------------------

You can transfer money among the STRATEGIES and the fixed investment options by written request or by telephone. Although you may transfer money out of the 1-year DCA Account, you may not transfer money into the 1-year DCA Account from any STRATEGY or any fixed investment option. You can make four transfers every year without charge. We measure a year from the anniversary of the day we issued your contract. If you make more than four transfers in a year, there is a $25 transfer fee for each transfer thereafter.

The minimum amount you can transfer is $500. You cannot make a partial transfer if the value of the STRATEGY from which the transfer is being made would be less than $500 after the transfer. Your request for transfer must clearly state which STRATEGY(IES) and/or fixed investment option(s) are involved and the amount. We will accept transfers by telephone unless you specify otherwise on your contract application. We have in place procedures to provide reasonable assurance that instructions given to us by telephone are genuine. Thus, we disclaim all liability for any claim, loss or expense from any error. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to modify, suspend or terminate the transfer privileges at any time.

Dollar Cost Averaging Program
------------------------------

The Dollar Cost Averaging Program allows you to systematically transfer a set amount or percentage from any STRATEGY or the 1-year fixed investment option to any another STRATEGY(IES). You can also select to transfer the entire value in a STRATEGY or the 1-year fixed investment option in a stated number of transfers. Transfers may be on a monthly or quarterly basis. You can change the amount or frequency at any time by notifying us in writing. The minimum amount that can be transferred is $500.

When you make either your initial Purchase Payment or a subsequent Purchase Payment and want to participate in the Dollar Cost Averaging Program with that money, you may also use the 1-year DCA account. You cannot transfer money from a STRATEGY or other fixed investment options into the 1-year DCA Account. When the 1-year DCA account is used, all of your money in the account will be transferred to the STRATEGY(IES) you select in either 12 or 4 transfers by the end of the 1-year period, depending on the frequency you select. Once selected, you cannot change the amount or frequency.

The interest rate offered for the 1-year DCA account may be different from the interest rate offered to contract owners using the 1-year fixed investment option for this program. If you terminate this program and are dollar cost averaging from the 1-year DCA account, any money remaining in the 1-year DCA account will be automatically transferred to the 1-year fixed investment option and earn the interest rate then in effect for that investment option unless you specify otherwise.

By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, there is no assurance that you will earn a greater profit. You are still subject to loss in a declining market. Dollar cost averaging involves continuous investment in securities regardless of fluctuating price levels. You should consider your financial ability to continue to invest through periods of low prices.

Transfers under this program are not counted against your 4 free transfers per year. In addition, any transfer to the 1-year fixed investment option upon termination of this program will not be counted against your 4 free transfers. We reserve the right to modify, suspend or terminate this program at any time.

        Example:

        Assume that you want to gradually move $750 each quarter from the Growth STRATEGY to the Moderate Growth STRATEGY over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:


           Quarter      Accumulation Unit       Units Purchased
           -------      -----------------       ---------------
              1               $ 7.50                  100
              2               $ 5.00                  150
              3               $10.00                   75
              4               $ 7.50                  100
              5               $ 5.00                  150
              6               $ 7.50                  100

        You paid an average price of only $6.67 per Accumulation Unit over the six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high.

Principal Advantage Program
---------------------------

The Principal Advantage Program allows you to allocate Purchase Payments to a fixed investment option and one or more STRATEGIES without any market risk to your principal. You decide how much you want to invest and when you would like a return of your principal. We will calculate how much of your Purchase Payment needs to be allocated to the 1, 3, 5, 7 or 10 year fixed investment options to ensure that this money will grow to equal the full amount of your Purchase Payment by the end of the selected period. The rest of your Purchase Payment may then invested in the STRATEGIES where it has the potential to achieve greater growth.

We reserve the right to modify, suspend or terminate this program at any time.

        Example:

        Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed investment option. You want the amount allocated to the fixed investment option to grow to $100,000 in 7 years. If the 7-year fixed investment option is offering a 7% interest rate, we will allocate $62,275 to the 7-year fixed investment option to ensure that this amount will grow to $100,000 at the end of the 7-year period. The remaining $37,725 may be allocated among to the STRATEGIES, as determined by you, to provide opportunity for greater growth.

Voting Rights
-------------

First SunAmerica is the legal owner of the shares of the Seasons Series Trust. However, when the underlying investment portfolios of the Seasons Series Trust solicit proxies in conjunction with a vote of shareholders, we are required to obtain from you instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Substitution
------------

If any of the STRATEGIES you selected are no longer available, we may be required to substitute shares of another STRATEGY. We will seek any required prior approval of the SEC and give you notice before doing this.

EXPENSES
--------------------------------------------------

There are charges and other expenses associated with the contract that will reduce your investment return. These charges and deductions are described below.

Insurance Charges
-----------------

Each day, we make a deduction for our insurance charges from amounts allocated to the STRATEGIES. This is done as part of our calculation of the values of the Accumulation Units during the Accumulation Phase and the Annuity Units during the Income Phase. The insurance charges consist of the mortality and expense risk and the distribution expense charge.

        Mortality and Expense Risk Charge
        ---------------------------------

This charge is equal, on an annual basis, to 1.25% of the daily value of the contract invested in a STRATEGY. This charge is for our obligation to make annuity payments, to provide a death benefit and for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. Approximately .90% is for mortality risks and .35% is for expense risks.

If the charges under the contract are not sufficient, we will bear the loss. We will not increase this charge. We may use any profits from this charge to pay for the costs of distributing the contract.

        Distribution Expense Charge
        ---------------------------

This charge is equal, on an annual basis, to .15% of the daily value of the contract invested in a STRATEGY. This charge is for all expenses associated with the distribution of the contract. These expenses include preparing the contract, confirmations and statements, providing sales support, and maintaining contract records. If this charge is not enough to cover the costs of distributing the contract, we will bear the loss.

Investment Charges
------------------

If you have money allocated to the STRATEGIES, there are deductions from and expenses paid out of the assets of the various underlying investment portfolios. These investment charges are summarized in the Fee Tables. For more detailed information, you should refer to the Seasons Series Trust prospectus.

Contract Maintenance Fee
------------------------

During the Accumulation Phase, we will deduct a $30 contract maintenance fee from your contract on each contract anniversary. This fee is for expenses incurred to establish and maintain your contract. This fee cannot be increased. If you make a complete withdrawal from your contract, the entire contract maintenance charge will be deducted prior to the withdrawal.

We will not deduct the contract maintenance fee if the value of your contract is $50,000 or more when the deduction is to be made. We may discontinue this practice at any time.

Withdrawal Charge
-----------------

Withdrawals in excess of your free withdrawal amount, as described in more detail under "Access To Your Money, " will be assessed a withdrawal charge. You will not receive the benefit of any free withdrawal amount if you withdraw your entire contract value.

We keep track of each Purchase Payment and assess a charge based on the length of time a Purchase Payment is in your contract before it is withdrawn. After a Purchase Payment is in your contract for seven years, no withdrawal charges are assessed on withdrawals of the Purchase Payment.

The withdrawal charge is assessed as a percentage of the Purchase Payment you withdraw, which declines each year the Purchase Payment is in the contract as follows:

        Year 1........7%        Year 5........4%
        Year 2........6%        Year 6........3%
        Year 3........6%        Year 7........2%
        Year 4........5%        Year 8........0%

If the withdrawal is for only part of the contract, we will deduct the withdrawal charge from the remaining value in your contract. For purposes of calculating the withdrawal charge, we treat withdrawals as coming from the oldest purchase Payment first. However, for tax purposes, earnings are considered withdrawn first.

We will not assess any withdrawal charges for money withdrawn to pay contract charges, a death benefit or for annuity payments during the Income Phase.

The withdrawal charge is intended to cover the actual costs of distribution. If the charges are not sufficient, First SunAmerica may use any of its corporate assets to make up any difference.

Transfer Fee
------------

You can make 4 free transfers each year. We measure a year from the day we issue your contract. If you make more than 4 transfers a year, we will deduct a $25 transfer fee on each subsequent transfer. The transfer fee will be deducted from the STRATEGY or fixed investment option from which the transfer is requested.

Income Taxes
------------

Although we do not currently deduct any income taxes borne under your contract, we reserve the right to do so in the future.

Reduction or Elimination of Certain Charges

We will reduce or eliminate the amount of certain insurance charges when the contract is sold to groups of individuals under circumstances which reduce its sales and administrations expenses. We will determine the eligibility of such groups by considering the following factors: (1) the size of the group; (2) the total amount of Purchase Payments we expect to receive from the group; (3) the nature of the purchase and the persistency we expect in that group; (4) the purpose of the purchase and whether that purpose makes it likely that expenses will be reduced; and (5) any other circumstances which we believe to be relevant in determining whether reduced sales expenses may be expected.

TAXES
--------------------------------------------------

NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF THE ANNUITY.

Annuity Contracts in General
----------------------------

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, specially sponsored program or an individual retirement account, your contract is referred to as a Non-Qualified contract and receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, specially sponsored program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: Individual Retirement Annuities, Tax-sheltered Annuities (referred to as
403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore you have no cost basis in your contract.

Tax Treatment of Distributions - Non-Qualified Contracts
--------------------------------------------------------

If you make a withdrawal from your contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, a portion of each payment is considered a return of your Purchase Payment and will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC further provides for a 10% tax penalty on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after you reach age 59 1/2; (2) after you die; (3) after you become disabled (as described in the IRC); (4) in a series of substantially equal installments made for the life of the taxpayer or for the joint lives of the taxpayer and his or her Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions - Qualified Contracts
----------------------------------------------------

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract or on any earnings and therefore any amount you take out as a withdrawal or as annuity payments will be taxable income. The IRC further provides for a 10% tax penalty on any withdrawal or annuitization other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for the life of the taxpayer or for the joint lives of the taxpayer and his or her Beneficiary; and, except in the case of an IRA as to the following (5) after you separate from service after attaining age 55;
(6) to the extent such withdrawals do not exceed limitations set by the IRC for amounts paid during the taxable year for medical care; and (7) paid to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of Purchase Payments made by owners from certain Tax-sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his or her job; (3) dies;
(4) becomes disabled (as defined in the IRC); or (5) in the case of hardship. In the case of hardship, the owner can only withdraw Purchase Payments and not any earnings.

Diversification
---------------

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity in order to be treated as a variable annuity for tax purposes. We believe that the underlying investment portfolios are being managed so as to comply with these requirements.

Neither the IRC nor any guidelines issued in conjunction with the IRC provide guidance regarding when you, because of the degree of control you exercise over the way your money is invested, and not First SunAmerica, would be considered the owner of the shares of the underlying investment portfolios. It is unknown to what extent the ability to select investments, make transfers among STRATEGIES or choose from a wide selection of investment options will ultimately impact this issue. If guidance is provided, generally it would be applied prospectively. However, if such guidance is not considered a new position, it may be applied retroactively.


Due to the uncertainty is this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

ACCESS TO YOUR MONEY
--------------------------------------------------

Under your contract, you can access your money in the following ways: (1) by making a withdrawal, either for a part of the value of your contract or for the entire value of your contract during the Accumulation Phase; (2) by receiving annuity payments during the Income Phase; and (3) when a death benefit is paid to your Beneficiary.

Generally, withdrawals are subject to a withdrawal charge, a market value adjustment if the money withdrawn comes from a multi-year fixed investment option before the end of the specified period and, if you withdraw your full contract value, premium taxes and a contract maintenance charge. (See " Expenses" for more complete information).

Your contract provides for a free withdrawal amount. Each contract year, you may withdraw free of a withdrawal charge up to 10% of your total Purchase Payments which are still subject to a withdrawal charge. For purposes of calculating any applicable withdrawal charge, amounts withdrawn from your contract will come first from the free withdrawal, then from Purchase Payments no longer subject to a withdrawal charge which have not previously been withdrawn, then from Purchase Payments subject to a withdrawal charge which have not previously been withdrawn and last from remaining earnings. You will not receive the benefit of any free withdrawal amounts if you make a complete withdrawal of your contract.

If you make a complete withdrawal you will receive the value of your contract, less any applicable fees, charges and market value adjustments, as calculated on the day following receipt by us at our principal place of business of a complete withdrawal request. Your contract must be submitted as well.

Under most circumstances, partial withdrawals must be for a minimum of $1,000. We require that the value left in any STRATEGY or fixed investment option be at least $500 after a withdrawal. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each STRATEGY and fixed investment option in which your contract is invested. You must send a written withdrawal request to us prior to any withdrawal being made.

Systematic Withdrawal Program
-----------------------------

This program allows you to receive either monthly, quarterly, semi-annual or annual checks during the Accumulation Phase. You can also choose to have systematic withdrawals electronically wired to your bank account. Any withdrawals you make
                                   18
using this program count against your free withdrawal amount as described above. The minimum amount of each withdrawal is $250. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. There is no charge for participating in this program.

This program is not available to everyone, so please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

WITHDRAWAL CHARGES, MARKET VALUE ADJUSTMENTS, INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

Suspension of Payments
----------------------

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading on the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the underlying investment portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from the fixed investment options for the period permitted by law but not for more than six months.

Minimum Contract Value
----------------------

If permitted by state law, we may terminate your contract if it is less than $500 as a result of withdrawals and no Purchase Payments have been made during the past three years. We will provide you with sixty days written notice and distribute the contract's remaining value to you.

PERFORMANCE
--------------------------------------------------

From time to time we will advertise the performance of the STRATEGIES. Any such performance results are based on historical earnings and are not intended to indicate future performance.

For each STRATEGY we will show performance against a comparison index which is made up of the S&P 500 Index, the Lehman Brothers Corporate/Government Index and the Lipper Money Market Average. The comparison index will blend the referenced indices in proportion to the stocks, bonds and cash allocations within each STRATEGY as indicated on pages 10 to 12 of this prospectus.

Additionally, we may show performance of each STRATEGY in comparison to various appropriate indexes and the performance of other similar variable annuity products with similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and Variable Annuity Reporting Data Service.

Please see the SAI for additional information regarding the methods used to calculate performance data.

DEATH BENEFIT
--------------------------------------------------

If you should die during the Accumulation Phase of your contract, we will pay a death benefit to your Beneficiary. The death benefit is the greater of:

        (1) the value of your contract at the time we receive adequate proof of death,

        (2)     total Purchase Payments less any withdrawals, or

        (3) the maximum of the anniversary values prior to your 81st birthday. The anniversary value is equal to the value of your contract on each contract anniversary less any withdrawals plus any additional Purchase
                Payments since that anniversary.

The death benefit is not paid after you switch to the Income Phase. During the Income Phase, your Beneficiary(ies) will receive any remaining guaranteed annuity payments in accordance with the annuity option you choose.

You select the Beneficiary(ies) to receive any amounts payable on death. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

The death benefit is immediately payable under the contract. However, in any event, the entire death benefit must be paid within five years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity. If the Beneficiary elects an annuity option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. If the Beneficiary is the spouse of the owner, he or she can elect to continue the contract at the then current value, in which case he or she will not receive the death benefit.

The death benefit will be paid out when we receive adequate proof of death:
(1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or (4) any other proof satisfactory to us. We may also require additional documentation or proof in order for the death benefit to be paid. If the Beneficiary does not make a specific election within sixty days of our receipt of such proof of death, the death benefit will be paid in a lump sum.

OTHER INFORMATION

First SunAmerica
----------------

First SunAmerica is a stock life insurance company organized under the laws of the state of New York. Its business address is 733 Third Avenue, 4th Floor, New York, New York 10017. First SunAmerica is an indirect wholly owned subsidiary of SunAmerica Inc., a Maryland corporation.

First SunAmerica and its affiliates, SunAmerica Life Insurance Company, Anchor National Life Insurance Company, CalAmerica Life Insurance Company, SunAmerica Asset Management Corp., Imperial Premium Finance, Inc., Resources Trust Company and four broker-dealers, offer a full line of financial services, including fixed and variable annuities, mutual funds, premium finance and trust administration services. First SunAmerica is licensed to do business in the states of New York, Nebraska and New Mexico.

The General Account
-------------------

If you put your money into a fixed investment option it goes into First SunAmerica's general account. The general account is made up of all of First SunAmerica's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any First SunAmerica contract holder, as well as all creditors. The general account is invested in assets permitted by state insurance law.

The Separate Account
--------------------

First SunAmerica established a separate account, FS Variable Annuity Account Five under New York law on August 1, 1997. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

First SunAmerica owns the assets in the separate account. However, the assets in the separate account are not chargeable with liabilities arising out of any other business First SunAmerica may conduct. Income, gains and losses (realized and unrealized) resulting from the assets in the separate account are credited to or charged against the separate account.

Legal Proceedings
-----------------

There are no pending legal proceedings affecting the separate account. First SunAmerica and its subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, are not of material importance to their respective total assets or material with respect to the separate account.

Custodian
---------

State Street Bank and Trust Company, 225 Franklin Street, Boston,
Massachusetts 02110, serves as the custodian of the assets of the separate account. First SunAmerica pays State Street Bank for services based on a schedule of fees.

Statement of Additional Information
-----------------------------------

Additional information concerning the operations of the separate account is contained in a SAI which is available without charge. You may obtain a copy of the SAI by calling us at 800/99NY-SUN or writing us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. The separate account has not yet begun operations and, therefore, no financial statements are available.

Table of Contents for the Statement of Additional Information
-------------------------------------------------------------

                                                               Page
        Separate Account.........................................3
        General Account..........................................3
        Performance Date.........................................4
        Annuity Payments.........................................5
        Annuity Unit Values......................................5
        Taxes....................................................8
        Distribution of Contracts................................11
        Financial Statements.................................... 12

Distribution
------------

The contract is sold through registered representatives of broker-dealers. We pay commissions to registered representatives for the sale of contracts. Commissions are not expected to exceed 6.5% of your Purchase Payment. Under some circumstances we pay a persistency bonus in addition to standard commissions. Usually the standard commission is lower when we pay a persistency bonus, which is not anticipated to exceed .65% annually. Commissions paid to registered representatives are not directly deducted from your Purchase Payment.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York, 10017, acts as the distributor of the contracts. SunAmerica Capital Services, Inc., an affiliate of First SunAmerica, is registered as a broker-dealer under the Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Administration
--------------

We are responsible for all the administrative servicing of your contract. Please contact First SunAmerica's Annuity Service Center at the telephone number and address provided in the Profile of this prospectus if you have any comment, question or service request.

We will send out transaction confirmations and quarterly statements. Please review these documents carefully and notify us of any questions immediately. We will investigate all questions and, to the extent we have made an error, we will retroactively adjust your contract provided you have notified us within 30 days of receiving the transaction confirmation or quarterly statement, as applicable. All other adjustments will be made as of the time we receive notice of the error.

Other Information about First SunAmerica
----------------------------------------

First SunAmerica is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Such reports and other information filed by the Company can be inspected and copied; and copies can be obtained at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices in Chicago and New York. The addresses of these regional offices are as follows: 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the SEC at prescribed rates.

Registration statements have been filed with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the contracts offered by this prospectus. This prospectus does not contain all the information set forth in the registration statements and the exhibits filed as part of the registration statements, to all of which reference is hereby made. Reference should be made to such registration statement and exhibits for further information concerning the separate account, First SunAmerica and its general account, the STRATEGIES and the contract.

        Properties
        ----------

First SunAmerica's principal office is leased at 1 SunAmerica Center, Los Angeles, California, 90067-6022. We also lease office space in Torrance, California which is utilized for certain recordkeeping and data processing functions. First SunAmerica's broker-dealer and asset management subsidiaries lease office space in New York, New York.

        State Regulation
        ----------------

First SunAmerica is subject to regulation and supervision by the states in which it is authorized to transact business. State insurance laws establish supervisory agencies with broad administrative and supervisory powers relating to granting and revoking licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, licensing agents, approving policy forms, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type, valuation and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval and other related matters.

During the last decade, the insurance regulatory framework has been placed under increased scrutiny by various states, the federal government and the National Association of Insurance Commissioners ("NAIC"). Various states have considered or enacted legislation that changes, and in many cases increases, the states' authority to regulate insurance companies. Legislation has been introduced from time to time in Congress that could result in the federal government assuming some role in the regulation of insurance companies. In recent years, the NAIC has approved and recommended to the states for adoption and implementation several regulatory initiatives designed to reduce the risk of insurance company insolvencies and market conduct violations. These initiatives include investment reserve requirements, risk-based capital standards and restrictions on an insurance company's ability to pay dividends to its stockholders. The NAIC is also currently developing model laws relating to product design and illustrations for annuity products. Current proposals are still being debated and we are monitoring developments in this area and the effects any changes would have on First SunAmerica.

        Directors and Executive Officers
        --------------------------------

First SunAmerica's directors and executive officers as of February 28, 1997 are listed below:


                                                  Year Assumed   Other Positions and Other
                                                     Present        Business Experience
Name                Age      Present Position      Position(s)    Within Last Five Years         From-To
----                ---      ----------------     ------------   -------------------------       -------
Eli Broad*          63  Chairman, CEO and President     1994     Cofounded SunAmerica Inc.
                        of First SunAmerica;                     ("SunAmerica") in 1957
                        Chairman, CEO and President
                        of SunAmerica                   1986
Joseph M. Tumbler*   48 Executive Vice President        1996     President and Chief Executive   1989-1995
                        of First SunAmerica;                     Executive Officer, Providian
                        Vice Chairman of SunAmerica     1995     Capital Management
Jay S. Wintrob*     39  Executive Vice President        1991     (Joined SunAmerica in 1987)
                        of First SunAmerica;
                        Vice Chairman of SunAmerica     1995
Victor E. Akin      32  Senior Vice President of        1996     Vice President, SunAmerica      1995-1996
                        First SunAmerica                         Life Companies
                                                                 Director, SunAmerica Life       1994-1995
                                                                 Companies
                                                                 Manager, SunAmerica Life        1993-1994
                                                                 Companies
                                                                 Actuary, Milliman & Robertson   1992-1993
                                                                 Consultant, Chalke Inc.         1991-1992
James R. Belardi*    39 Senior Vice President of        1992     Vice President and Treasurer    1989-1992
                        First SunAmerica;                        (Joined SunAmerica in 1986)
                        Executive Vice President        1995
                        of SunAmerica
David W. Ferguson    43 Director                        1987     Partner, Davis Polk & Wardwell  1980 to
                                                                                                 present
Lorin M. Fife*      43  Senior Vice President,          1994     Vice President and General      1994-1995
                        General Counsel and Asst.                Counsel-Regulatory Affairs
                        Secretary of First SunAmerica;           of SunAmerica;
                        Senior Vice President,          1995     Vice President and Associate    1989-1994
                        General Counsel-Regulatory               General Counsel of SunAmerica
                        Affairs of SunAmerica                    (Joined SunAmerica in 1989)
N. Scott Gillis      43 Senior Vice President and       1994     Vice President and Controller,  1989-1994
                        Controller of First SunAmerica           SunAmerica Life Companies
Jana Waring Greer*   45 Senior Vice President of        1991     (Joined SunAmerica in 1974)
                        First SunAmerica and SunAmerica;
                        President of SunAmerica         1995
                        Marketing
Thomas A. Harnett    72 Director                        1987     Partner, Lane & Mitterdorf, LLP 1989 to
                                                                                                 present
Susan L. Harris*     40 Senior Vice President and       1994     Vice President, General         1994-1995
                        Secretary of First SunAmerica;           Counsel-Corporate Affairs
                        Senior Vice President, General  1995     and Secretary of SunAmerica;
                        Counsel- Corporate Affairs and           Vice President, Associate       1989-1994
                        Secretary of SunAmerica                  General Counsel and
                                                                 Secretary of SunAmerica
                                                                 (Joined SunAmerica in 1985)
Peter McMillan, III* 39 Executive Vice President and    1994     Senior Vice President of        1989-1994
                        Chief Investment Officer of              SunAmerica Investments, Inc.
                        SunAmerica Investments, Inc.
Margery K. Neale     37 Director                         1996    Partner, Shereff, Friedman,     1990 to
                                                                 Hoffman & Goodman, LLP          present
Lester Pollack      63  Director                         1987    Chief Executive Officer,        1986 to
                                                                 Centre Partners, L.P.           present
                                                                 General Partner, Lazard         1986 to
                                                                 Freres & Co.                    present
                                                                 Senior Managing Director,       1988 to
                                                                 Corporate Partners, L.P.        present
Edwin R. Reoliquio   39 Senior Vice President and        1995    Vice President and Actuary,     1989-1994
                        Chief Actuary of First                   SunAmerica Life Companies
                        SunAmerica
Scott L. Robinson*   50 Senior Vice President of         1991    (Joined SunAmerica in 1978)
                        First SunAmerica;
                        Senior Vice President and
                        Controller of SunAmerica
Richard D. Rohr     70  Director                         1987    Partner, Bodman, Longley &      1958 to
                                                                 Dahling                         present
James W. Rowan*     34  Senior Vice President of         1996    Vice President;                 1993-1995
                        First SunAmerica and                     Asst. to the Chairman;          1992
                        SunAmerica                               Senior Vice President,          1993-1995
                                                                 Security Pacific Corp.

* Also serves as a director
** Unless otherwise noted, positions with SunAmerica Inc.

        Executive Compensation
        ----------------------

All of First SunAmerica's executive officers are also employees of SunAmerica Inc. or its affiliates and do not receive direct compensation from First SunAmerica. We allocated the time each executive officer spent devoted to his or her duties as an executive officer of First SunAmerica to determine the executive compensation set forth below for the Chief Executive Officer and the other four highest compensated executive officers, as well as the executive officers as a group, for services rendered during 1996.


        Name of Individual                                               Allocated Cash
        or Number in Group      Capacities in Which Served                Compensation
        ------------------      --------------------------               --------------
        Eli Broad               Chairman, Chief Executive Officer           $10,380
                                and President
        Joseph M. Tumbler       Executive Vice President                      6,488
        Jay S. Wintrob          Executive Vice President                      6,488
        James R. Belardi        Senior Vice President                         2,955
        Jana Waring Greer       Senior Vice President                         7,342
        All Executive Officers                                              $49,731
        as a Group (12)                                                     =======

        Security Ownership of Certain Beneficial Owners and Management
        --------------------------------------------------------------

No shares of First SunAmerica are owned by any executive officer or director. First SunAmerica is an indirect wholly owned subsidiary of SunAmerica Inc. The only officer or director that owns more than 1% of the shares of SunAmerica Inc. is Mr. Eli Broad, Chairman, Chief Executive Officer and President. At February 28, 1997, Mr. Broad beneficially owned 6,655,176 shares of Common Stock (approximately 5.8% of the class outstanding) and 9,160,294 shares of Class B Common Stock (approximately 84.4% of the class outstanding). Of the Common Stock, 715,872 shares represent restricted shares granted under the Company's employee stock plans as to which Mr. Broad has no investment power; 75,846 shares are registered in the name of a corporation of which Mr. Broad is a director and has sole voting and investment power; 4,150,932 shares represent employee stock options which are or will become exercisable within the next 60 days and as to which he has no voting or investment power; 65,136 shares are held by a foundation of which Mr. Broad is a director and as to which he has shared voting and investment power. At February 28, 1997, all directors and officers as a group beneficially owned 10,344,440 shares of Common Stock (approximately 9% of the class outstanding) and 9,160,294 shares of Class B Common Stock (approximately 84.4% of the class outstanding).

SELECTED FINANCIAL INFORMATION
--------------------------------------------------

                       [TO BE FILED BY AMENDMENT]

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------

                        [TO BE FILED BY AMENDMENT]

INDEPENDENT ACCOUNTANTS
--------------------------------------------------

The consolidated financial statements of First SunAmerica as of September 30, 199__ and 199__ and for each of the three years in the period ended September 30, 199__ included in this prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FINANCIAL STATEMENTS
--------------------------------------------------
The consolidated financial statements of First SunAmerica which are included in this prospectus should be considered only as bearing on the ability of First SunAmerica to meet its obligations under the fixed investment options, its obligation to pay death benefits, to assume the mortality and expense risks under the contract and any risks resulting from the withdrawal charge not being sufficient to cover the costs of distributing the contract. The financial statements do not provide any information and has no bearing on the performance of the Seasons Series Trust or the STRATEGIES.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------

                      [TO BE FILED BY AMENDMENT]

APPENDIX A
--------------------------------------------------

The market value adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed investment option, the greater the impact of changing interest rates. The impact of the market value adjustment can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or annuitized by the following factor:

                                        N-12
                       [(1+I/(1+J+0.005)     - 1


where:

        I is the interest rate you are earning on the money invested in the fixed investment option;

        J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed investment option; and

        N is the number of full months remaining in the term you initially agreed to leave your money in the fixed investment option.


Examples of the Market Value Adjustment
---------------------------------------

The examples below assume the following:

        (1) You made an initial Purchase Payment of $10,000 and allocated it to the 10-year fixed investment option at a rate of 7%;
        (2) You make a partial withdrawal of $4,000 when 1 1/2 years (18 months) remain in the 10-year term you initially agreed to leave your money in the fixed investment option (N=18);

        (3) The value of your contract on the date you make the withdrawal is $17,454.67 which reflects the deduction of all applicable fees and charges; and

        (4) You have not made any other transfers, additional Purchase Payments, or withdrawals.

No withdrawal charges are reflected because your Purchase Payment has been in the contract for seven full years. If a withdrawal charge applies, it is deducted before the market value adjustment. The market value adjustment is assessed on the amount withdrawn less any withdrawal charge.

        Negative Adjustment
        -------------------

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year fixed investment option is 7.5% and the 3-year fixed investment option is 8.5%. By linear interpolation, the interest rate for the remaining 2 years (1 1/2 years rounded up to the next full year) in the contract is calculated to be 8%.

                                                             N/12
The market value adjustment factor is   = [(1+I)/(1+J+0.005)]     - 1
                                                               18/12
                                        = [(1.07)/(1.08+0.005)]      - 1
                                                    1.5
                                        = (0.986175)    - 1
                                        = 0.979335 - 1
                                        = - 0.020665

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

        $4,000 x (- 0.020665) = -$82.66

$82.66 represents the market value adjustment that will be deducted from the money remaining in the 10-year fixed investment option.

        Positive Adjustment
        -------------------

Assume that on the date of withdrawal, the interest rate in effect for a new Purchase Payments in the 1-year fixed investment option is 5.5% and the 3-year fixed investment option is 6.5%. By linear interpolation, the interest rate for the remaining 2 years (1 1/2 years rounded up to the next full year) in the contract is calculated to be 6%.

                                                            N/12
The market value adjustment factor is   = [(1+I/(1+J+0.005)]     - 1
                                                               18/12
                                        = [(1.07)/(1.06+0.005)]      - 1
                                                    1.5
                                        = (1.004695)     - 1
                                        = 1.007051 - 1
                                        = + 0.007051

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

        $4,000 x (+0.007051) = +$28.20

$28.20 represents the market value adjustment that would be added to your withdrawal.

Please forward a free copy of the Seasons Variable Annuity Statement of Additional Information to:

           (Please print or type and fill in all information.)

__________________________________________________________________________
        Name

__________________________________________________________________________
        Address

__________________________________________________________________________
        City                    State                   Zip


Date: ___________________________  Signed: _______________________________


Return to: First SunAmerica Life Insurance Company, Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299

                  STATEMENT OF ADDITIONAL INFORMATION

                   Fixed and Variable Group Deferred
                           Annuity Contracts
                               issued by

                   FS VARIABLE ANNUITY ACCOUNT FIVE

          Depositor:  FIRST SUNAMERICA LIFE INSURANCE COMPANY






This Statement of Additional Information is not a prospectus; it should be read with the prospectus relating to the annuity contracts described above, a copy of which may be obtained without charge by written request addressed to:

                 First SunAmerica Life Insurance Company
                         Annuity Service Center
                            P.O. Box 54299
                   Los Angeles, California 90054-0299






















             THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS
                        ____________________, 1998

                            TABLE OF CONTENTS


                                                        Page

Separate Account.........................................3

General Account..........................................3

Performance Data.........................................4

Annuity Payments.........................................5

Annuity Unit Values......................................5

Taxes....................................................8

Distribution of Contracts................................11

Financial Statements.....................................11

                            SEPARATE ACCOUNT

FS Variable Annuity Account Five was originally established by the First SunAmerica Life Insurance Company (the "Company") on August 1, 1997, pursuant to the provisions of New York law, as a segregated asset account of the Company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into STRATEGIES, with the assets of each STRATEGY invested in the shares of the underlying investment portfolios. The Company does not guarantee the investment performance of the separate account, its STRATEGIES or the underlying investment portfolios. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

The basic objective of a variable annuity contract is to provide variable annuity payments that will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the management of the Seasons Series Trust to make necessary changes in their portfolios and anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).

                             GENERAL ACCOUNT

The general account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the 1, 3, 5, 7 or 10 year fixed investment options available in connection with the general account, as elected by the owner at the time of purchasing a contract. Assets supporting amounts allocated to fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                             PERFORMANCE DATA

The separate account may advertise "total return" data for its STRATEGIES. Total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract with money allocated to that STRATEGY made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). The effect of applicable withdrawal charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.

For periods starting prior to the date the contracts were first offered to the public, the total return data for the STRATEGIES of the separate account will be derived from the performance of the underlying investment portfolios of the Seasons Series Trust, modified to reflect the charges and expenses of the STRATEGIES as if the STRATEGIES had been in existence since the inception date of the Seasons Series Trust. Thus, such performance figures should not be construed to be actual historic performance of the relevant separate account STRATEGY. Rather, they are intended to indicate the historical performance of the underlying investment portfolios of the Seasons Series Trust, adjusted to provide direct comparability to the performance of the STRATEGIES after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). Since its inception, Seasons Series Trust has served as an underlying investment medium for separate accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

The total return figures reflect the effect of both non-recurring and recurring charges. The applicable withdrawal charge (if any) is deducted as of the end of the period, to reflect the effect of the complete withdrawal. The total rate of return (T) is computed as follows:

                      n
                P(1+T)  = ERV

        where:  P =     a hypothetical initial payment of $1,000
                T =     average annual total return
                n =     number of years
              ERV =     ending redeemable value of a hypothetical $1,000
                        payment made at the beginning of the 1, 5, or 10 year period as of the end of the period (or fractional portion thereof).

Initial Monthly Annuity Payments
--------------------------------

The initial annuity payment is determined by applying separately that portion of the contract value allocated to the fixed investment option and the STRATEGY(IES), and then applying it to the annuity table specified in the contract for fixed and variable annuity payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

Subsequent Monthly Payments
---------------------------

For fixed annuity payments, the amount of the second and each subsequent monthly annuity payment is the same as that determined above for the first monthly payment.

For variable annuity payments, the amount of the second and each subsequent monthly annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity payment is due.

                           ANNUITY UNIT VALUES

The value of an Annuity Unit is determined independently for each STRATEGY.

The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a STRATEGY exceeds 3.5%, variable annuity payments derived from allocations to that STRATEGY will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the STRATEGIES elected, and the amount of each annuity payment will vary accordingly.

For each STRATEGY, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

Net Investment Factor
---------------------

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a STRATEGY from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any STRATEGY for a certain month is determined by dividing (a) by (b) where:

        (a) is the Accumulation Unit value of the STRATEGY determined as of the end of that month, and

        (b) is the Accumulation Unit value of the STRATEGY determined as of the end of the preceding month.

The NIF for a STRATEGY for a given month is a measure of the net investment performance of the STRATEGY from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than
1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the STRATEGY invests; it is also reduced by separate account asset charges.

        Illustrative Example
        --------------------

Assume that one share of a given STRATEGY had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                        NIF = ($11.46/$11.44)

                            = 1.00174825

        Illustrative Example
        --------------------

The change in Annuity Unit value for a STRATEGY from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that STRATEGY for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based.
For example, if the net investment rate for a STRATEGY (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                                   (1/12)
                        1/[(1.035)        ] = 0.99713732

In the example given above, if the Annuity Unit value for the STRATEGY was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                $10.103523 x 1.00174825 x 0.99713732 = $10.092213

Variable Annuity Payments
-------------------------

        Illustrative Example
        --------------------

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single STRATEGY. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the STRATEGY on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

P's first variable annuity payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity payments for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the monthly installment of $4.92 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

        First Payment = $4.92 x ($116,412.31/$1,000) = $572.75

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

        Annuity Units = $572.75/$13.256932 = 43.203812

P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

        Second Payment = 43.203812 x $13.327695 = $575.81

The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.

Note that the amount of the first variable annuity payment depends on the contract value in the relevant STRATEGY on the Annuity Date and thus reflects the investment performance of the STRATEGY net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Income Phase (assuming no transfers from the STRATEGY). The net investment performance of the STRATEGY during the Income Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.

                                  TAXES

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Non-Qualified plans, the cost basis is generally the Purchase Payment(s), while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, the taxable portion is determined by a formula which establishes the ratio that the cost basis of the contract bears to the total value of annuity payments for the term of the annuity contract. The taxable portion is taxed at ordinary income tax rates. Owners, Annuitants and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions under the retirement plan under which the contracts are purchased.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

Withholding Tax on Distributions
--------------------------------

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Diversification - Separate Account Investments
----------------------------------------------

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department").
Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

Multiple Contracts
------------------

Multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. The Company believes that Congress intended to affect the purchase of multiple deferred annuity contracts which may have been purchased to avoid withdrawal income tax treatment. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Tax Treatment of Assignments
----------------------------

An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

Qualified Plans
---------------

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

        (A)     H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans and such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders.

        (B)     Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501 (c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the

Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals.

        (C)     Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.

The contracts are offered through the distributor for the separate account, SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

Contracts are offered on a continuous basis.

                        DISTRIBUTION OF CONTRACTS

The audited financial statements of the Company as of September 30, 199___ and 199___ and for each of the three years in the period ended September 30, 199___ are presented in the prospectus. The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts for amounts allocated to the 1, 3, 5, 7 or 10 year fixed investment options.

Price Waterhouse LLP, 400 South Hope Street, Los Angeles, California 90071, serves as the independent accountants for the separate account and the Company. The financial statements referred to above have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

As of the date of this Statement of Additional Information, the sale of contracts had not commenced and the STRATEGIES had no assets. Therefore, no financial statements with respect to the separate account are presented in this Statement of Additional Information.

                        PART C - OTHER INFORMATION

Item 24.     Financial Statements and Exhibits
----------------------------------------------

(a)    Financial Statements
---------------------------

        The following financial statements are included in Part A of the Registration Statement:

                To be filed by amendment - Consolidated financial
                Statements of First SunAmerica Life Insurance Company

        The following financial statements are included in Part B of the Registration Statement:

                None

(b)    Exhibits
----------------

(1)     Resolution Establishing Separate Account....... To Be Filed
(2)     Custody Agreements............................. Not Applicable
(3)     (a) Distribution Contract...................... To Be Filed
        (b) Selling Agreement.......................... To Be Filed
(4)     Variable Annuity Contract...................... To Be Filed
        (a) Seasons Group Annuity Certificate...........To Be Filed
        (b) Seasons Individual Acuity Contract......... To Be Filed
(5)     Application for Contract....................... To Be Filed
        (a) Seasons Participant Enrollment Form........ To Be Filed
        (b) Seasons Annuity Application................ To Be Filed
(6)     Depositor - Corporate Documents
        (a) Certificate of Incorporation............... To Be Filed
        (b) By-Laws.................................... To Be Filed
(7)     Reinsurance Contract........................... Not Applicable
(8)     Fund Participation Agreement................... To Be Filed
(9)     Opinion of Counsel............................. To Be Filed
        Consent of Counsel............................. To Be Filed
(10)    Consent of Independent Accountants............. To Be Filed
(11)    Financial Statements Omitted from Item 23...... None
(12)    Initial Capitalization Agreement............... Not Applicable
(13)    Performance Computations....................... Not Applicable
(14)    Diagram and Listing of All Persons Directly
        or Indirectly Controlled By or Under Common
        Control with First SunAmerica Life Insurance
        Company, the Depositor of Registrant........... To Be Filed
(15)    Powers of Attorney............................. Filed Herewith


Item 25.  Directors and Officers of the Depositor
-------------------------------------------------

        The officers and directors of First SunAmerica Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

Name                                    Position
----                                    --------

Eli Broad                               Chairman, President and
                                        Chief Executive Officer
Jay S. Wintrob                          Director and Executive Vice
                                        President
Joseph M. Tumbler                       Director and Executive Vice
                                        President
David W. Ferguson(1)                    Director
Thomas A. Harnett(2)                    Director
Lester Pollack(3)                       Director
Richard D. Rohr(4)                      Director
Margery K. Neale (5)                    Director
Peter McMillan                          Director

Jana W. Greer                           Director and Senior Vice
                                        President
James R. Belardi                        Director and Senior Vice
                                        President
James W. Rowan                          Director and Senior Vice
                                        President
Lorin M. Fife                           Director, Senior Vice
                                        President, General Counsel
                                        and Assistant Secretary
Susan L. Harris                         Director, Senior Vice
                                        President and Secretary
Scott L. Robinson                       Director, Senior Vice
                                        President and Treasurer
N. Scott Gillis                         Senior Vice President and
                                        Controller
Edwin R. Reoliquio                      Senior Vice President and
                                        Chief Actuary
Victor E. Akin                          Senior Vice President
Keith B. Jones                          Vice President
Michael Lindquist                       Vice President
Greg Outcalt                            Vice President
Scott H. Richland                       Vice President and
                                        Assistant Treasurer
----------------
(1) One Chase Manhattan Plaza, New York, New York 10005
(2) 99 Park Avenue, New York, New York 10063
(3) One Rockerfeller Plaza, Suite 1025, New York, New York 10020
(4) 100 Renaissance Center, 34th Floor, Detroit, Michigan 48243
(5) 919 Third Avenue, New York, New York  10022-9998


Item 26.  Persons Controlled By or Under Common Control With Depositor or
-------------------------------------------------------------------------
Registrant
----------

        The Registrant is a separate account of First SunAmerica Life Insurance Company (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 which is incorporated herein by reference.


Item 27.   Number of Contract Owners
------------------------------------

        None.


Item 28.  Indemnification
-------------------------

        None.


Item 29.   Principal Underwriter
--------------------------------

        SunAmerica Capital Services, Inc. serves as distributor to the Registrant.

        Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

        Name                            Position with Distributor
        ----                            -------------------------

        Peter A. Harbeck                President
        Robert M. Zakem                 Executive Vice President,
                                        General Counsel & Assistant
                                        Secretary

        Enrique Lopez-Balboa            Vice President
        Steven Rothstein                Treasurer
        Susan L. Harris                 Secretary
        Lorin M. Fife                   Assistant Secretary

             Net Distribution  Compensation on
Name of      Discounts and     Redemption or    Brokerage
Distributor  Commissions       Annuitization    Commissions  Commissions*
-----------  ---------------   -------------    -----------  -----------
SunAmerica        None             None           None         None
Capital
Services, Inc.
--------------------
*Distribution fee is paid by First SunAmerica Life Insurance Company.


Item 30.   Location of Accounts and Records
--------------------------------------------

        First SunAmerica Life Insurance Company, the Depositor for the Registrant, is located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, 4th Floor, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

        State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.


Item 31.  Management Services
-----------------------------

        Not Applicable.


Item 32.  Undertakings
----------------------

        Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and
(3) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

        Further, First SunAmerica undertakes to deduct mortality and expense risk charges, distribution expense charges, withdrawal charges (contingent deferred sales charges), contract maintenance fees and transfer fees that are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


Item 33.  Representation
------------------------

        The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of
        (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                SIGNATURES

        As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 12th day of September, 1997.


                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                (Registrant)

                        By: FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                (Depositor)


                        By: /s/ JAY S. WINTROB
                           -------------------------
                                Jay S. Wintrob
                                Executive Vice President


                        FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                (Depositor)


                        By: /s/ JAY S. WINTROB
                           ------------------------
                                Jay S. Wintrob
                                Executive Vice President


                            POWER-OF-ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints LORIN M. FIFE, SUSAN L. HARRIS AND CHRISTINE A. NIXON or each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he or she might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws;
(ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.


SIGNATURE               TITLE                           DATE
---------               -----                           ----

/s/ ELI S. BROAD        President, Chief           September 12, 1997
--------------------    Executive Officer and
Eli Broad               Chairman of the Board
                        (Principal Executive
                            Officer)

/s/ SCOTT L. ROBINSON   Senior Vice President      September 12, 1997
--------------------        and Director
Scott L. Robinson       (Principal Financial
                              Officer)



/s/ N. SCOTT GILLIS     Senior Vice President      September 12, 1997
--------------------        and Controller
N. Scott Gillis         (Principal Accounting
                               Officer)

/s/ JAMES R. BELARDI          Director             September 12, 1997
--------------------
James R. Belardi


/s/ LORIN M. FIFE             Director             September 12, 1997
--------------------
Lorin M. Fife


/s/ JANA W. GREER             Director             September 12, 1997
--------------------
Jana W. Greer


/s/ SUSAN L. HARRIS           Director             September 12, 1997
--------------------
Susan L. Harris


/s/ PETER MCMILLAN            Director             September 12, 1997
--------------------
Peter McMillan


/s/ JAMES W. ROWAN            Director             September 12, 1997
--------------------
James W. Rowan


/s/ JOSEPH M. TUMBLER         Director             September 12, 1997
--------------------
Joseph M. Tumbler


/s/ JAY S. WINTROB            Director             September 12, 1997
--------------------
Jay S. Wintrob


/s/ DAVID W. FERGUSON         Director             September 12, 1997
--------------------
David W. Ferguson


/s/ THOMAS A. HARNETT         Director             September 12, 1997
--------------------
Thomas A. Harnett


/s/ MARGERY K. NEALE          Director             September 12, 1997
--------------------
Margery K. Neale


/s/ LESTER POLLACK            Director             September 12, 1997
--------------------
Lester Pollack


/s/ RICHARD D. ROHR           Director             September 12, 1997
--------------------
Richard D. Rohr

                                EXHIBIT INDEX
                                -------------

Exhibit

(15)                    Powers of Attorney
                        (included on signature page)